No Act

P.E. 1/7/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005976

February 27, 2014

Act: 1934
Section:
Rule: 14a-8 (e)(2)
Public
Availability: 2-27-14

Thomas S. Moffatt
CVS Caremark Corporation
thomas.moffatt@cvscaremark.com

Re: CVS Caremark Corporation
Incoming letter dated January 7, 2014

Dear Mr. Moffatt:

This is in response to your letter dated January 7, 2014 concerning the shareholder proposal submitted to CVS by William Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Caremark Corporation
Incoming letter dated January 7, 2014

The proposal requests that the board take the steps necessary so that each voting requirement in CVS's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that CVS's policies, practices and procedures compare favorably with the guidelines of the proposal and that CVS has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CVS CAREMARK

CVS/pharmacy®

Thomas S. Moffatt
Vice President, Assistant Secretary and Assistant General Counsel
One CVS Drive
Woonsocket, RI 02895
T: 401.770.5409
F: 401.216.3758
E: Thomas.Moffatt@CVSCaremark.com

January 7, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
(Via email: shareholderproposals@sec.gov)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "Company" or "CVS Caremark"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am filing this letter with respect to the shareholder proposal and supporting statement submitted by William Steiner (the "Proponent") by letter dated October 21, 2013 and received on December 5, 2013 ("the 2014 Proposal") for including in the proxy materials that CVS Caremark intends to distribute in connection with its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials"). A copy of the 2014 Proposal and all related correspondence with the Proponent are attached as Exhibit A. I hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS Caremark omits the 2014 Proposal from its 2014 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS Caremark files its definitive 2014 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008) question C, I have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, I am taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this 2014 Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the 2014 Proposal from its 2014 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the 2014 Proposal to be proper.

The 2014 Proposal

The 2014 Proposal states:

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and by laws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Statement of Reasons to Exclude

The Company believes that the 2014 Proposal may be properly excluded from the 2014 Proxy Materials under Rule 14a-8(i)(10) because it has already implemented the 2014 Proposal. Specifically, the Company's shareholders overwhelmingly approved on May 9, 2013 the Company's proposal to amend (the "Amendment") its Certificate of Incorporation (the "Charter") to eliminate the sole provision in its Charter which contained a voting threshold that required more than the minimum vote required by applicable law.[1] The provision in question, the "fair price provision" set forth in Article FIFTH of the Charter, was previously amended to reduce each of the 66 2/3% stockholder voting thresholds to a majority of the outstanding share voting threshold. The proposal was put forth by the Company in response to a shareholder proposal (the "2013 Proposal") received by the Company to eliminate each voting requirement in the Charter and the By-laws of the Company that contains a voting requirement that calls for a greater than a simple majority and replace it with a voting requirement for a majority of votes cast. The proponent of the 2013 Proposal, who is the Proponent of the 2014 Proposal, sought to include the 2013 Proposal in the Company's 2013 Proxy Statement. The request to change the voting requirement in the 2014 Proposal is identical to the request made by the Proponent in its 2013 Proposal. The Company's By-laws do not contain (and did not contain at the time of the Proponent's 2013 Proposal) any voting thresholds that require more than the minimum vote required by applicable law. I hereby respectfully request that the Staff concur in the Company's view that the 2014 Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

I. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976).

[1] The Company notes that its Charter contains provisions setting forth certain terms of preferred stock, which include supermajority voting thresholds. As explained in Section III below, the Company believes that the Staff should permit the Company to exclude the 2014 Proposal from the 2014 Proxy Materials even if the voting thresholds in those provisions are left unchanged.

The standard "substantial implementation" under Rule 14a-8(i)(10) does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n.30 and accompanying text); *see also* SEC Release No. 34-20091 (August 16, 1983). Instead, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). When a company can demonstrate that it already has taken actions to address the underlying concerns and essential objective of the proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Exxon Mobil Corp.* (Jan. 24, 2001); *Masco Corp.* (Mar. 29, 1999); *The Gap, Inc.* (Mar. 8, 1996).

II. The 2014 Proposal May Be Excluded Under 14a-8(i)(10) As Substantially Implemented

Under the standards discussed above, the Company has substantially implemented the 2014 Proposal because the Amendment fulfills the 2014 Proposal's essential objective: the elimination of supermajority voting provisions in the Company's governing documents, in compliance with applicable laws. The Charter and the By-laws do not contain any supermajority common stockholder voting requirements. In addition, the Company believes the 2014 Proposal, which seeks a voting threshold that is a majority of the votes cast or a simple majority in compliance with applicable law, was substantially implemented because the Amendment, which changed the voting threshold to a majority of the outstanding shares, substantially implements the Proponent's request in its 2013 Proposal and its 2014 Proposal for a voting threshold of a majority of the votes cast.

The Staff has consistently concurred that stockholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set stockholder voting thresholds at a majority of the company's outstanding shares. For example, in *McKesson Corp.* (Apr. 8, 2011), the Staff concurred that a proposal essentially identical to the 2014 Proposal was substantially implemented where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replace such standards with a voting standard based on a majority of outstanding shares. Similarly, in *Express Scripts, Inc.* (Jan. 28, 2010), the Staff concurred that a proposal essentially identical to the 2014 Proposal was substantially implemented where the company's board of directors approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66 2/3% of outstanding shares to a majority of outstanding shares. *See also Medtronic, Inc.* (June 13, 2013) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal essentially identical to the 2014 Proposal where the company has taken action to amend the governing documents to set shareholder voting thresholds based upon a majority standard that deviates therefrom); *American Tower Corp.* (Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal essentially identical to the 2014 Proposal where the board of directors of the company approved submitting an amendment to the certificate of incorporation to the company's stockholders for approval that would reduce the stockholder vote required to amend the bylaws from 66 2/3% to a majority of the then-outstanding shares); *Celgene Corp.* (Apr. 5, 2010) (concurring with the exclusion of a proposal essentially identical the 2014 Proposal under Rule 14a-8(i)(10) as substantially implemented where a bylaw provision requiring a supermajority vote was eliminated and replaced by a majority of outstanding shares voting standard); *Sun Microsystems* (August 28, 2008); *Applied Materials, Inc.* (December 19, 2008); and *NiSource Inc.* (March 10, 2008). In each of these cases, the Staff concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10).

III. The 2014 Proposal May Be Excluded Under 14a-8(i)(10) Despite the Provisions Relating to Preferred Stockholders

Leaving aside that it is not clear that the 2014 Proposal was intended to cover the provision of the Charter relating to the preferred stock, the Company notes that it has never issued any preferred stock and none is currently outstanding. In addition, the Company believes that common stockholders are not disadvantaged by the Charter's supermajority voting provisions which solely exist to protect the rights of any preferred stock which may be issued by the Company. Furthermore, the retention of terms in the Charter relating to preferred stockholders has not precluded the Staff from determining that the 2014 Proposal is excludable under Rule 14a-8(i)(10). In *Exxon Mobil Corp.* (Mar. 21, 2011), the Staff concurred that a proposal similar to the 2014 Proposal was excludable despite a provision in the certificate of incorporation requiring a two-thirds vote of Class B Preferred Stock on any proposed amendment to the certificate that would adversely affect the preference, special rights or powers of the Class B Preferred. In concurring that the proposal was excludable, the Staff acknowledged that the Company's "policies, practices and procedures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." *See also Nicor Inc.* (Jan. 28, 2008, *recon. denied* Feb. 12, 2008) (concurring with the exclusion of a proposal similar to the 2014 Proposal under Rule 14a-8(i)(10) where the company did not amend provisions requiring a "supermajority vote of approval from the affected series of preferred or preference stock" for, among other things, certain amendments "that would adversely affect the rights of the holders of the shares of such series"); *MDU Resources Group, Inc.* (Jan. 16, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal similar to the 2014 Proposal where the company did not amend provisions requiring a two-thirds vote of outstanding shares of preferred and preference stocks on certain actions that affect the rights of the preferred and preference stocks); *Mattel Inc.* (Feb. 3, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting the ability of stockholders to act by written consent based on a majority of outstanding shares where the company's certificate required "a two-thirds vote of any series of preferred stock on any proposed amendment to our Charter that would adversely affect the preferences, special rights or powers of such series").

The Company believes that the Board has taken all of the steps necessary to eliminate all supermajority voting requirements in the Charter and By-laws, and the remaining provisions in the Charter are not applicable to the common stockholders. Thus, the Company has addressed the essential objective of the 2014 Proposal and the Company believes that its policies, practices and procedures compare favorably with the guidelines of the 2014 Proposal. Accordingly, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that the

Board has already taken. For these reasons, the Company respectively submits that the 2014 Proposal may be excluded pursuant to Rule 14a-8(i)(10).

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the 2014 Proposal from the 2014 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Thomas S. Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel

Attachment

cc w/ att: Mr. William Steiner c/o Mr. John Chevedden
Mr. Stephen Giove (Shearman & Sterling LLP)

EXHIBIT A

Moffatt, Thomas S.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 05, 2013 11:38 PM
To: Moffatt, Thomas S.
Subject: Rule 14a-8 Proposal (CVS)``
Attachments: CCE00009.pdf

Mr. Moffatt,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David W. Dorman
Chairman of the Board
CVS Caremark Corporation (CVS)
One CVS Dr
Woonsocket RI 02895
Phone: 401-765-1500

Dear Mr. Dorman,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner

William Steiner

10-21-13
Date

cc: Thomas Moffatt <TSMoffatt@cvs.com>
Corporate Secretary
FX: 401-216-3758
FX: 401-765-7887

[CVS: Rule 14a-8 Proposal, December 5, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company F for pay – $20 million for Larry Merlo and D for accounting. GMI concerns about executive pay included:

- Golden Parachutes - did our CEO's potential cash severance pay exceed five times annual pay?
- Severance Vesting - would unvested equity pay lapse upon CEO termination?
- Performance Targets - did our company disclose specific performance objectives for our CEO?
- Peer Performance Measures - did our company only give long-term incentive pay to our CEO for above-median performance against a peer group?

GMI said other limits on shareholder rights and management-controlled takeover defense mechanisms in place at CVS Caremark Corporation included:

- Limits on the right of shareholders to convene a special or emergency general meeting
- Limits on the right of shareholders to take action by written consent
- The absence of confidential voting policies
- The absence of cumulative voting rights

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Moffatt, Thomas S.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 11, 2013 4:11 PM
To: Moffatt, Thomas S.
Subject: Rule 14a-8 Proposal (CVS) tdt
Attachments: CCE00009.pdf

Mr. Moffatt,
Attached is the rule 14a-8 proposal stock ownership letter.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: William Steiner

TD Ameritrade

Post-it® Fax Note 7671	Date 12-11-13	# of pages ▶
To Thomas McAnatt	From John Chevedden	
Co./Dept.	Co.	
Phone #	*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 401-216-3758	Fax #	

401-765-7887

December 10, 2013

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2012, you have continuously held no less than 500 shares each of JP MORGAN CHASE & CO (JPM), MERCK & CO INC (MRK), CVS CAREMARK CORPORATION (CVS) and PPL CORPORATION (PPL) in the above referenced account..

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Moffatt, Thomas S.

From: Moffatt, Thomas S.
Sent: Wednesday, December 11, 2013 4:12 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (CVS) tdt

Received.

Tom Moffatt | CVS Caremark | Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5409 | fax 401-216-3758 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | thomas.moffatt@cvscaremark.com

---

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 11, 2013 4:11 PM
To: Moffatt, Thomas S.
Subject: Rule 14a-8 Proposal (CVS) tdt

Mr. Moffatt,
Attached is the rule 14a-8 proposal stock ownership letter.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: William Steiner

Moffatt, Thomas S.

From: Moffatt, Thomas S.
Sent: Tuesday, December 24, 2013 1:31 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: FW: Rule 14a-8 Proposal (CVS)``
Attachments: CCE00009.pdf

Dear Mr. Chevedden:

Regarding the attached, I note that Mr. Steiner's proposal includes a reference to a "66%-shareholder majority". Frankly, I was confused by this reference, because CVS Caremark amended its charter in May 2013 to remove any and all references to a two-thirds vote of either shareholders or the Board of Directors. This recent Charter amendment, reducing the shareholder vote thresholds in the Fair Price provision to a majority of shares outstanding, and the Board votes in the same provision to a majority of votes cast, was approved by a vote of over 97% of votes cast at our 2013 Annual Meeting. I was wondering if perhaps you were not aware of this change, which we made, in part, due to Mr. Steiner's similar proposal last year. If this was an oversight on your part, I am hopeful that you would entertain a withdrawal of the proposal. If not, and you still wish to include the proposal in our 2014 proxy statement, I would hope that you revise the proposal to remove the reference to a "66%-shareholder majority", which I believe could be misleading to our shareholders.

I would welcome the opportunity to discuss this with you at your convenience.

Thank you for your continued interest in CVS Caremark Corporation, and Happy Holidays.

Tom Moffatt

Tom Moffatt | CVS Caremark | Vice President, Corporate Secretary & Asst. General Counsel - Corporate Services | phone: 401-770-5409 | fax: 401-216-3758 | One CVS Drive, Woonsocket, RI 02895 | MC 1160 | thomas.moffatt@cvscaremark.com

---

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 05, 2013 11:38 PM
To: Moffatt, Thomas S.
Subject: Rule 14a-8 Proposal (CVS)``

Mr. Moffatt,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David W. Dorman
Chairman of the Board
CVS Caremark Corporation (CVS)
One CVS Dr
Woonsocket RI 02895
Phone: 401-765-1500

Dear Mr. Dorman,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
*** FISMA & OMB Memorandum M-07-16 *** at:
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner — 10-21-13
William Steiner — Date

cc: Thomas Moffatt <TSMoffatt@cvs.com>
Corporate Secretary
FX: 401-216-3758
FX: 401-765-7887

[CVS: Rule 14a-8 Proposal, December 5, 2013]

Proposal 4* – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company F for pay – $20 million for Larry Merlo and D for accounting. GMI concerns about executive pay included:

- Golden Parachutes - did our CEO's potential cash severance pay exceed five times annual pay?
- Severance Vesting - would unvested equity pay lapse upon CEO termination?
- Performance Targets - did our company disclose specific performance objectives for our CEO?
- Peer Performance Measures - did our company only give long-term incentive pay to our CEO for above-median performance against a peer group?

GMI said other limits on shareholder rights and management-controlled takeover defense mechanisms in place at CVS Caremark Corporation included:

- Limits on the right of shareholders to convene a special or emergency general meeting
- Limits on the right of shareholders to take action by written consent
- The absence of confidential voting policies
- The absence of cumulative voting rights

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Moffatt, Thomas S.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 03, 2014 9:33 AM
To: Moffatt, Thomas S.
Subject: Rule 14a-8 Proposal (CVS)

Mr. Moffatt, Will advise.
John Chevedden